February 28, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Connexa Sports Technologies Inc.
Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333- 277336)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Connexa Sports Technologies Inc. hereby requests the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-277336) (the “Registration Statement”) so that it will become effective on Friday, March 1, 2024 at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

CONNEXA SPORTS TECHNOLOGIES INC.

By:	/s/ Mike Ballardie
Name:	Mike Ballardie
Title:	Chief Executive Officer